SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Uniroyal Chemical Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    90890310
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is -0-, which constitutes approximately 0.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 24,308,403 shares outstanding.

1.       Name of Reporting Person:

         Acadia Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0- (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             / /


11.      Percent of Class Represented by Amount in Row (9):0.0%


12.      Type of Reporting Person: PN


(1)      Power is exercised through its sole general partner, Acadia FW
         Partners, L.P.

1.       Name of Reporting Person:

         Acadia FW Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power: -0- (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0- (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0- (2)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             / /


11.      Percent of Class Represented by Amount in Row (9): 0.0%


12.      Type of Reporting Person: PN


(1)      Power is exercised through its managing general partner, Acadia
         MGP, Inc.

(2)      Solely in its capacity as the sole general partner of Acadia
         Partners, L.P.

1.       Name of Reporting Person:

         Acadia MGP, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Texas


                5.   Sole Voting Power: -0- (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0- (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0- (2)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             / /


11.      Percent of Class Represented by Amount in Row (9): 0.0%


12.      Type of Reporting Person: CO


(1)      Power is exercised through its President, J. Taylor Crandall.

(2) Solely in its capacity as the managing general partner of Acadia FW Partners, L.P.

1.       Name of Reporting Person:

         J. Taylor Crandall

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4. Citizenship or Place of Organization: J. Taylor Crandall is a citizen of the United States of America.



                5.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0- (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0- (1)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             / /


11.      Percent of Class Represented by Amount in Row (9): 0.0%


12.      Type of Reporting Person: IN


(1)      Solely in his capacity as the President of Acadia MGP, Inc.

1.       Name of Reporting Person:

         UCC Investors, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/
3.       SEC Use Only


4.       Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power:  -0- (1)
Number of
Shares
Beneficially    6.   Shared Voting Power:  -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0- (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             / /


11.      Percent of Class Represented by Amount in Row (9): 0.0%


12.      Type of Reporting Person: PN


(1)      Power is exercised through its sole general partner, Daniel L.
         Doctoroff.

1.       Name of Reporting Person:

         Daniel L. Doctoroff

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4. Citizenship or Place of Organization: Daniel L. Doctoroff is a citizen of the United States of America.


                5.   Sole Voting Power:  -0- (1)
Number of
Shares
Beneficially    6.   Shared Voting Power:  -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0- (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0- (1)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             / /


11.      Percent of Class Represented by Amount in Row (9): 0.0%


12.      Type of Reporting Person: IN


(1)      Solely in his capacity as the sole general partner of UCC
         Investors, L.P.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby amend their Schedule 13G Statement relating to the Common Stock, par value $.01 per share, of Uniroyal Chemical Corporation, dated February 7, 1996, filed on behalf of Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), J. Taylor Crandall ("Crandall"), UCC Investors, L.P., a Delaware limited partnership ("Investors"), and Daniel
L. Doctoroff ("Doctoroff") (the "Schedule 13G"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13G. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Persons' (as hereinafter defined) Schedule 13G with respect to Uniroyal Chemical Corporation.

Item 1(a).   Name of Issuer.

         The name of the issuer is Uniroyal Chemical Corporation (the
"Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices.

         The principal executive offices of the Issuer are located at Benson Road, Middlebury, Connecticut 06749.

Item 2(a).   Names of Persons Filing.

         Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), J. Taylor Crandall ("Crandall"), UCC Investors, L.P., a Delaware limited partnership ("Investors"), and Daniel L. Doctoroff ("Doctoroff"). Acadia, Acadia FW, Acadia MGP, Crandall, Investors and Doctoroff are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).   Address of Principal Business Office, or if None, Residence.

         The address of the principal business office or residence of each of the Reporting Persons is as follows:

                                              Principal Business or
             Name                             Residence Address

             Acadia                           3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Acadia FW                        3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Acadia MGP                       3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

                                              Principal Business or
             Name                             Residence Address

             Crandall                              3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Investors                             65 East 55th Street
                                              New York, New York  10022

             Doctoroff                             65 East 55th Street
                                              New York, New York  10022

Item 2(c).   Citizenship.

         All of the natural persons identified in Item 2(a) are citizens of the United States of America.

Item 2(d).   Title of Class of Securities.

         This Schedule 13G statement relates to the common stock, par value $.01 per share, of the Issuer (the "Stock").

Item 2(e).   CUSIP Number.

         The CUSIP number of the Stock is 90890310.

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

         This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.  Ownership.

         (a) - (b)

         None of the Reporting Persons is the beneficial owner of any shares of the Stock.

         (c)

         None of the Reporting Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         The Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of the Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.  Identification and Classification of Members of the Group.

         This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit 99.1.


Item 9.  Notice of Dissolution of Group.

         It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10. Certification.

         This filing on Schedule 13G is not being made pursuant to Rule 13d-
1(b).

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 14, 1997


                               ACADIA PARTNERS, L.P.

                               By:  ACADIA FW PARTNERS, L.P.,
                                    General Partner

                                    By:  ACADIA MGP, INC.,
                                         Managing General Partner


                                         By: /s/ J. Taylor Crandall
                                              J. Taylor Crandall,
                                              President

                               ACADIA FW PARTNERS, L.P.

                               By:  ACADIA MGP, INC.,
                                    Managing General Partner


                                    By: /s/ J. Taylor Crandall
                                         J. Taylor Crandall,
                                         President


                               ACADIA MGP, INC.


                               By: /s/ J. Taylor Crandall
                                    J. Taylor Crandall,
                                    President




                               /s/ J. Taylor Crandall
                               J. TAYLOR CRANDALL


                               UCC INVESTORS, L.P.


                               By: /s/ Daniel L. Doctoroff
                                    Daniel L. Doctoroff,
                                    General Partner




                               /s/ Daniel L. Doctoroff
                               DANIEL L. DOCTOROFF